                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                             JONES INTERCABLE, INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                                 $.01 PAR VALUE

                                  COMMON STOCK
                                 $.01 PAR VALUE

                       (Title of Classes of Securities)

                                   480206-200
                                   480206-101
                                 (CUSIP Numbers)

                            BCI TELECOM HOLDING INC.
                       (Name of Persons Filing Statement)

                                Martine Turcotte
                          Assistant Corporate Secretary
                            BCI Telecom Holding Inc.
                  1000, rue de la Gauchetiere West, Bureau 1100
                                Montreal, Quebec
                                 Canada H3B 4Y8
                            Tel. No.: (514) 392-2340
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                  May 22, 1998
             (Date of Event which Requires Filing of this Statement)

 ................................................................................

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this Statement / /.

                          Exhibit Index is at Page 15

CLASS A COMMON STOCK
CUSIP No. 480206-200

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         BCI Telecom Holding Inc.
         Not Applicable

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      / /

         (b)      /X/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)      AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

         Not Applicable

(6)      Citizenship or Place of Organization     Canada

    Number of                  (7)    Sole Voting Power    12,782,500
      Shares
   Beneficially                (8)    Shared Voting Power
     Owned by
       Each                    (9)    Sole Dispositive Power
    Reporting
      Person                  (10)    Shared Dispositive Power   12,782,500
       With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 12,782,500

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         Not Applicable

(13)     Percent of Class Represented by Amount in Row (11) 35.9%

(14)     Type of Reporting Person (See Instructions) CO

COMMON STOCK
CUSIP No. 480206-101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         BCI Telecom Holding Inc.
         Not Applicable

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      / /

         (b)      /X/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)      AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

         Not Applicable

(6)      Citizenship or Place of Organization     Canada

    Number of                  (7)    Sole Voting Power
      Shares
   Beneficially                (8)    Shared Voting Power
     Owned by
       Each                    (9)    Sole Dispositive Power
    Reporting
      Person                  (10)    Shared Dispositive Power    2,878,151
       With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 2,878,151

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         Not Applicable

(13)     Percent of Class Represented by Amount in Row (11) 56.3%

(14)     Type of Reporting Person (See Instructions) CO

CLASS A COMMON STOCK
CUSIP No. 480206-200

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         BTH (U.S. Cable) Limited
         Not Applicable

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      / /

         (b)      /X/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions) AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

         Not Applicable

(6)      Citizenship or Place of Organization British Virgin Islands

    Number of                  (7)    Sole Voting Power     12,782,500
      Shares
   Beneficially                (8)    Shared Voting Power
     Owned by
       Each                    (9)    Sole Dispositive Power
    Reporting
      Person                  (10)    Shared Dispositive Power    12,782,500
       With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 12,782,500

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         Not Applicable

(13)     Percent of Class Represented by Amount in Row (11) 35.9%

(14)     Type of Reporting Person (See Instructions) CO

COMMON STOCK
CUSIP No. 480206-101

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         BTH (Intercable) Limited
         Not Applicable

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      / /

         (b)      /X/

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)      AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

         Not Applicable

(6)      Citizenship or Place of Organization British Virgin Islands

    Number of                  (7)    Sole Voting Power
      Shares
   Beneficially                (8)    Shared Voting Power
     Owned by
       Each                    (9)    Sole Dispositive Power
    Reporting
      Person                  (10)    Shared Dispositive Power    2,878,151
       With

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person 2,878,151

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         Not Applicable

(13)     Percent of Class Represented by Amount in Row (11) 56.3%

(14)     Type of Reporting Person (See Instructions) CO

         BCI Telecom Holding Inc., a Canadian corporation, f/k/a Bell Canada International Inc. hereby amends and supplements its Report on Schedule 13D, originally filed with the Securities and Exchange Commission on April 1, 1994, as amended by Amendment No. 1 filed on June 3, 1994 and as further amended by Amendment No. 2 filed on December 20, 1994 (as so amended, the "Schedule 13D") relating to the shares of Class A Common Stock $.01 par value (the "Class A Shares") and the Common Stock $.01 par value (the "Common Shares") of Jones Intercable, Inc., a Colorado corporation (the "Company") with its principal executive offices located at 9697 E. Mineral Avenue, Englewood, Colorado 80112.

         Unless otherwise indicated, capitalized terms used but not defined herein shall have the meaning assigned to such terms in the Schedule 13D.

Item 1. Security and Issuer.

         No changes.

Item 2. Identity and Background.

         The response set forth in Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

         On September 4, 1997 Bell Canada International Inc. changed its name to BCI Telecom Holding Inc. ("BTH").

         During December, 1997 BCE Investments (Canada) Inc., was liquidated into BCE Inc. ("BCE").

         On February 10, 1998 Bell Canada International BVI III Limited changed its name to BTH (U.S. Cable) Limited ("US Cable").

         On December 22, 1995 BTH assigned its rights and obligations under those certain Option Agreements with each of Glenn Jones Grantor Business Trust, Jones International Grantor Business Trust, Jones Entertainment Group Ltd., Jones Space Segment, Inc., Jones Global Group, Inc. and Jones Interdigital,
Inc. (collectively, the "Option Agreements") to its wholly-owned subsidiary, Bell Canada International BVI VI Limited, a British Virgin Islands corporation. On February 10, 1998, Bell Canada International BVI VI Limited changed its name to BTH (Intercable) Limited ("BTH Intercable").

         The principal office of each of US Cable and BTH Intercable is Arawak Chambers, Main Street, Road Town, Tortola, British Virgin Islands.

         The directors and executive officers of each of BTH, US Cable, BTH Intercable and BCE are set forth on Schedules A, B, C and D attached hereto and replace former Schedules A, B, C and D in their entirety. Such Schedules set forth the following information with respect to each such person:

         (i) name;

         (ii) business address (or residence address where indicated);

         (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

         (iv) citizenship.

         During the last five years, none of BTH, US Cable, BTH Intercable, BCE nor, to the best of BTH's knowledge, any person named in Schedule A, B, C or D attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

         BTH, US Cable and BTH Intercable have entered into a Purchase and Sale Agreement dated as of May 22, 1998 (the "Purchase and Sale Agreement") with Comcast Corporation ("Comcast") pursuant to which BTH, US Cable and BTH Intercable intend to dispose of their interest in, among other things, a portion of the Class A Shares owned by them and, following the exercise by BTH Intercable of the Control Option, remaining Class A Shares and the rest of the Common Shares, held by BTH and its affiliates for an aggregate consideration of $500,000,000 (plus interest) upon the terms and conditions set forth therein and as described in Item 6 below.

Item 4. Purpose of Transaction.

         The response set forth in Item 4 of the Schedule 13 D is hereby amended and supplemented as follows:

         During the period between the Initial Purchase and the Final Purchase (each as defined in Section 6 below), under the Purchase and Sale Agreement, BTH will, together with its affiliates, continue to hold sufficient shares in the Company to continue to exercise its consent rights, pre-emptive rights, rights of first refusal and other rights under the Shareholders Agreement and will do so after consultation with Comcast.

         BTH, after consultation with Comcast, will also continue to fulfill its obligations pursuant to the Shareholders Agreement. To date, BTH has invested $286,424,250 of its total $400,000,000 commitment thereunder.

         BTH, after consultation with Comcast, from time to time intends to review its investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company's securities in particular, as well as other developments and other investment opportunities. Based upon such review, BTH will take such actions in the future as BTH may deem appropriate in light of the circumstances existing from time to time in compliance with the terms of the Purchase and Sale Agreement. Such actions may include the acquisition of additional Class A Shares or Common Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Class A Shares or Common Shares held by BTH from time to time in the open market, in privately negotiated transactions, through a registered public offering or otherwise.

Item 5. Interest in Securities of the Issuer.

         The response set forth in Item 5 of the Schedule 13 D is hereby amended and supplemented as follows:

         (a) Based upon the Company's Form 10-K filed with the Securities and Exchange Commission and information provided to BTH by the Company, BTH believes that as of February 20, 1998 there were 35,578,398 Class A Shares issued and outstanding and 5,113,021 Common Shares issued and outstanding. For purposes of Rule 13d-3 promulgated under the Exchange Act, BTH, through US Cable and BTH Intercable, beneficially owns approximately 35.9% of the outstanding Class A Shares and approximately and 31.4% of the outstanding Capital Stock.

         Because of the existence of the Purchase and Sale Agreement, BTH may be deemed, pursuant to Rule 13d-(5)(b)(1), to be a member of a "group" with Comcast. BTH, however, expressly disclaims that it is a member of a "group" with Comcast.

         Derek H. Burney, President and Chief Executive Officer of BTH, has sold all Class A Shares previously owned by him as set forth in clause (c) below.

         (b) BTH, through US Cable, has the sole power to vote or to direct the voting with respect to 12,782,500 Class A Shares. BTH's and US Cable's ability to dispose of the Class A Shares is subject to certain restrictions contained in the Purchase and Sale Agreement.

         BTH, through BTH Intercable, has shared dispositive power with Glenn Jones ("Jones") and his affiliates with respect to the Common Shares as a result of certain restrictions contained in the Option Agreement. BTH's and BTH Intercable's ability to dispose of the Common Shares is subject to further restrictions contained in the Purchase and Sale Agreement.

         (c) No transactions in Class A Shares or Common Shares have been effected during the last 60 days by BCE, BTH, US Cable or BTH Intercable (collectively, the "BTH Entities"), any other person controlling any BTH Entity or to the best of BTH's knowledge, any of the persons named in Schedule A, B, C or D hereto other than the sale of 350 Class A Shares by Derek H. Burney, President and Chief Executive Officer of BTH, on May 1, 1998 at a price of $20 per share through TD Securities Inc.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

         On May 22, 1998 BTH entered into the Purchase and Sale Agreement with Comcast, pursuant to which BTH agreed to sell to Comcast, among other things,
(i) as soon as practicable following August 20, 1998 (or such earlier date as Comcast may elect but in any event prior to December 31, 1998), 6,400,000 Class A Shares owned by US Cable and a 49% interest in each of US Cable and BTH Intercable (which entities hold the remaining Class A Shares and the Control Option) (the "Initial Purchase") and (ii) immediately following the exercise of the Control Option by BTH Intercable, the remaining shares of US Cable and Intercable, or at Comcast's option, the remaining Class A Shares and Common Shares owned by BTH and its affiliates at such time (the "Final Purchase"). Alternatively, BTH understands that Comcast intends to explore the possibility of a consensual transaction with Jones and/or the Company and BTH during the period ending August 20, 1998.

         During the period between the Initial Purchase and the Final Purchase, BTH and its affiliates will continue to own at least 15% of the Class A Shares and will continue to exercise their rights and fulfill their obligations under the Shareholders Agreement and the Option Agreements.

         Pursuant to the Purchase and Sale Agreement, Comcast will pay BTH $500,000,000 in cash consideration, 80% of which will be due at the time of the Initial Purchase and 20% of which will be due at the time of the Final Purchase. Amounts due from time to time under the Purchase and Sale Agreement (including amounts owed by BTH to Comcast as described below) will be made together with accrued interest, calculated at the 90 day LIBOR rate plus 1%.

         Pursuant to the Purchase and Sale Agreement, BTH covenants to consult with Comcast from time to time prior to exercising certain consent rights, rights of first refusal, tag-along rights, etc., held by BTH under the Shareholders Agreement. Comcast has the right to deliver a notice of preference with respect to such matters to BTH and, if BTH decides not to act consistently with such notice, it shall be obligated to make a one time payment to Comcast of $150,000,000 and in such event Comcast could elect not to consummate the Final Purchase. Comcast covenants to provide BTH with sufficient funds from time to time (i) to satisfy BTH's investment obligations under the Shareholders Agreement, and (ii) to exercise any rights of first refusal or tag-along rights for which Comcast has delivered a notice of preference expressing a desire that BTH exercise such rights.

         BTH further covenants that upon the Control Option becoming exercisable, BTH will exercise such Control Option only at Comcast's direction and following deposit by Comcast of sufficient funds in escrow.

         The Initial Purchase is subject to satisfaction or waiver of a number of conditions precedent, including without limitation, receipt of all material regulatory consents (other than franchise approvals), absence of applicable law or injunction which would prevent such purchase or the exercise of the Control Option, truth and accuracy of standard representations and warranties, absence of any material adverse change in the business of the Company since March 31, 1998 and accuracy of all material reports filed by the Company with the Securities and Exchange Commission since December 31, 1995. The Final Purchase is conditioned upon satisfaction of similar conditions as the Initial Purchase (other than absence of material adverse change) plus the additional conditions that all material franchise approvals shall have been obtained and BTH shall have exercised its rights under the Shareholders Agreement in a manner consistent with those certain "notices of preference" delivered by Comcast from time to time, as set forth above.

         In the event that BTH, US Cable, BTH Intercable or Comcast are unable to consummate the Final Purchase, BTH may be required to return a portion of the purchase price paid prior to such date, depending on the reasons for and the consequence of such failure, in each case as set forth in Section 8.8 of the Purchase and Sale Agreement.

Item 7. Material to Be Filed as Exhibits.

         Exhibit 11: Purchase and Sale Agreement dated as of May 22, 1998 among BTH, US Cable, BTH Intercable and Comcast.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 26, 1998                        BCI TELECOM HOLDING INC.

                                    By /s/ Martine Turcotte
                                      ----------------------------------
                                    Name: Martine Turcotte
                                    Title: Assistant Corporate Secretary

                                  EXHIBIT INDEX

EXHIBIT NO.                        DESCRIPTION                          PAGE NO.
   11                      Purchase and Sale Agreement                     24

                                                                      SCHEDULE A

                        DIRECTORS AND EXECUTIVE OFFICERS
                            BCI TELECOM HOLDING INC.

         The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of BCI Telecom Holding Inc. ("BTH") are set forth below. If no business address is given the director's or officer's business address is 1000, rue de la Gauchetiere Ouest, Bureau 1100, Montreal, Quebec, Canada H3B 4Y8. Unless otherwise indicated, each individual's principal occupation and address refers to such individual's title and address at BTH.

Directors and Officers               Principal Occupation and Address                                  Citizenship
      of BTH
William D. Anderson                  Senior Vice President, Finance                                     Canadian
Director/                            BCE Inc.
Chief Financial Officer              1000, rue de la Gauchetiere West, Bureau 3700
                                     Montreal, Quebec, Canada H3B 4Y7

Derek H. Burney                      Chairman and Chief Executive Officer                               Canadian
Director/ President and              Bell Canada International Inc.
Chief Executive Officer

Josef J. Fridman                     Chief Legal Officer                                                Canadian
Director/                            BCE Inc.
Corporate Secretary                  1000, rue de la Gauchetiere West, Bureau 3700
                                     Montreal, Quebec, Canada H3B 4Y7

David G. Masse                       Assistant Corporate Secretary                                      Canadian
Assistant Corporate Secy.            BCE Inc.
                                     1000, rue de la Gauchetiere West, Bureau 3700
                                     Montreal, Quebec, Canada H3B 4Y7

Jean C. Monty                        President and Chief Executive Officer                              Canadian
Director                             BCE Inc.
                                     1000, rue de la Gauchetiere West, Bureau 3800
                                     Montreal, Quebec, Canada H3B 4Y7

Martine Turcotte                     Vice President, Law and Corporate Secretary                        Canadian
Assistant Corporate Secy.            Bell Canada International Inc.

Siim A. Vanaselja                    Executive Vice President and Chief Financial                       Canadian
Director /Vice President             Officer
                                     Bell Canada International Inc.

Directors and Officers               Principal Occupation and Address                                  Citizenship
      of BTH
Lynton R. Wilson                     Chairman of the Board                                              Canadian
Director / Chairman of the           BCE Inc.
Board                                1000, rue de la Gauchetiere West, Bureau 3700
                                     Montreal, Quebec, Canada H3B 4Y7

                                                                      SCHEDULE B

                        DIRECTORS AND EXECUTIVE OFFICERS
                            BTH (U.S. CABLE) LIMITED

         The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of BTH (U.S. CABLE) LIMITED ("US Cable") are set forth below. If no business address is given the director's or officer's business address is Arawak Trust Company Limited, Main Street, Road Town, Tortola, British Virgin Islands.

Directors and Officers                Principal Occupation and Address                                 Citizenship
of US Cable
Christopher S. McKenzie               Attorney                                                           British
Director and President                Smith-Hughes Raworth & McKenzie
                                      Arawak Chambers
                                      P.O. Box 173
                                      Road Town, Tortola
                                      British Virgin Islands

Roger J. Harris                       Retired                                                           Canadian
Director

Derek H. Burney                       Chairman and Chief Executive Officer                              Canadian
Director                              Bell Canada International Inc.
                                      1000, rue de la Gauchetiere West, Bureau 1100
                                      Montreal, Quebec, Canada H3B 4Y8

Anthony G. Lynton                     Attorney                                                          Barbadian
Secretary                             Smith-Hughes Raworth & McKenzie
                                      Arawak Chambers
                                      P.O. Box 173
                                      Road Town, Tortola
                                      British Virgin Islands

                                                                      SCHEDULE C

                        DIRECTORS AND EXECUTIVE OFFICERS
                            BTH (INTERCABLE) LIMITED

         The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of BTH (INTERCABLE) LIMITED ("BTH Intercable") are set forth below. If no business address is given the director's or officer's business address is Arawak Trust Company Limited, Main Street, Road Town, Tortola, British Virgin Islands.

Directors and Officers                Principal Occupation and Address                                 Citizenship
of BTH Intercable
Christopher S. McKenzie               Attorney                                                           British
Director and President                Smith-Hughes Raworth & McKenzie
                                      Arawak Chambers
                                      P.O. Box 173
                                      Road Town, Tortola
                                      British Virgin Islands

Roger J. Harris                       Retired                                                           Canadian
Director

Derek H. Burney                       Chairman and Chief Executive Officer                              Canadian
Director                              Bell Canada International Inc.
                                      1000, rue de la Gauchetiere West, Bureau 1100
                                      Montreal, Quebec, Canada H3B 4Y8

Anthony G. Lynton                     Attorney                                                          Barbadian
Secretary                             Smith-Hughes Raworth & McKenzie
                                      Arawak Chambers
                                      P.O. Box 173
                                      Road Town, Tortola
                                      British Virgin Islands

                                                                      SCHEDULE D

                        DIRECTORS AND EXECUTIVE OFFICERS
                                    BCE INC.

         The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of BCE Inc. ("BCE") are set forth below. If no business address is given the director's or officer's business address is 1000, rue de la Gauchetiere Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7. Unless otherwise indicated, each individual's principal occupation and address refers to such individual's title and address at BCE.

Directors and Officers                 Principal Occupation and Address                                Citizenship
of BCE
William D. Anderson                                                                                      Canadian
Senior Vice President,
Finance

Ralph M. Barford                       President                                                         Canadian
Director                               Valleydene Corporation Limited
                                       20 Eglinton Avenue W., Suite 1903
                                       Toronto, Ontario, Canada M4R 1K8

Thomas J. Bourke                       1600, blvd. Rene-Levesque Ouest, Bureau 1850                      Canadian
Group Vice-President,                  Montreal, Quebec Canada H3H 1P9
Directories

Michael Conway                                                                                           Canadian
Vice-President and
Comptroller

Richard J. Currie                      President                                                         Canadian
Director                               George Weston Limited
                                       22 St. Clair Avenue East, Suite 2001
                                       Toronto, Ontario Canada M4T 2S7

Josef J. Fridman                                                                                         Canadian
Chief Legal Officer

Pierre N. Lessard                                                                                        Canadian
Vice-President and Treasurer

Directors and Officers                 Principal Occupation and Address                                Citizenship
of BCE
Brian M. Levitt                        President and Chief Executive Officer                             Canadian
Director                               Imasco Limited
                                       600, blvd. de Maisonneuve Ouest, 19e etage
                                       Montreal, Quebec, Canada H3A 3K7

Gerald J. Maier                        Chairman of the Board                                             Canadian
Director                               TransCanada PipeLines Limited
                                       3400, 237 Fourth Avenue S.W.
                                       Calgary, Alberta, Canada T2P 5A4

John H. McArthur                       Dean Emeritus                                                     Canadian
Director                               Harvard Univ. Graduate School of Business
                                       Administration
                                       Soldiers Field
                                       Boston, MA 02163   USA

Jean C. Monty, President and                                                                             Canadian
Chief Executive Officer

James E. Newall                        Chairman                                                          Canadian
Director                               Newall & Associates
                                       2015 Bankers Hall
                                       855- 2nd Street S.W.
                                       Calgary, Alberta, Canada T2P 4J7

Peter J. M. Nicholson                                                                                    Canadian
Exec. Vice-President,
Corporate Strategy

Barry W. Pickford                                                                                        Canadian
Vice-President, Taxation

Marc J. Ryan                                                                                             Canadian
Vice-President, Associate
General Counsel and
Corporate Secretary

Guy Saint-Pierre                       Chairman of the Board                                             Canadian
Director                               Groupe SNC-Lavalin Inc.
                                       455, blvd. Rene-Levesque Ouest, 21e etage
                                       Montreal, Quebec, Canada H2Z 1Z3

Directors and Officers                 Principal Occupation and Address                                Citizenship
of BCE
Peter M. Sharpe                                                                                          Canadian
Vice-President,
Corporate Services

Lynton R. Wilson                                                                                         Canadian
Director /
Chairman of the Board

Jeannine Guillevin Wood                Chairman of the Board                                             Canadian
Director                               Banque Laurentienne du Canada
                                       1980 Avenue McGill College, 20e etage
                                       Montreal, Quebec, Canada H3A 3K3

Victor L. Young                        Chairman and Chief Executive Officer                              Canadian
Director                               Fishery Products International Limited
                                       70 O'Leary Avenue
                                       St. John's, Newfoundland, Canada A1C 5L1